CONSENT OF EXPERT
FILED BY SEDAR

January 7, 2011	1188930100-COA-R0008-00

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Brigus Gold Corp.

Subject	Report Entitled “Black Fox Project National Instrument 43-101 Technical Report” (the “Report”) dated January 6, 2011

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, this letter is being filed as the consent of Richard Hope, C.Eng., Wardrop Engineering Inc. to the public filing of the Report and to extracts from, or a summary of, the Report in the written disclosure contained in the press release of Brigus Gold Corp. dated January 6, 2011 (the “Press Release”).

I hereby confirm that I have read the written disclosure contained in the Press Release and that it fairly and accurately represents the information in the Report that supports the disclosure.

Sincerely,

“Original document signed by
Richard Hope, C.Eng.”

Richard Hope, C.Eng.
Wardrop Engineering Inc.